Exhibit 99.2

CLEARWAVE N.V.

ANNUAL REPORT 2002

MANAGING DIRECTORS’ REPORT

Clearwave N.V. (“the Company”), a public company with limited liability, created on September 17th, 1999, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently, either directly or indirectly, has cellular operations in Romania through its operating subsidiary MobiFon S.A. and in the Czech Republic through its operating subsidiary, Cesky Mobil a.s.

As at December 31, 2002, Telesystem International Wireless Inc. (“TIW”), together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. (“TIWC”), had an 85.6% equity interest and a 94.9% voting interest in the Company. TIW and TIWC hold respectively 14.3% and 80.6% voting rights and 40.1% and 45.5% equity. As at December 31, 2002 the Company owned 100% of the equity and voting rights of ClearWave Holding B.V., which owned 62.4% of the equity and voting rights of MobiFon. The Company also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V., which owned 95.5% of the equity and voting rights of Cesky Mobil a.s.

The Company’s earnings for the period total US$ 12,014,000 (US$ 7,335,000 in 2001). The Company does expect to receive dividend in 2003.

In 2002, the Company had one employee, employed in the Netherlands.

The Company is a reporting issuer for the purposes of Canadian securities acts. Reference is made to the Company’s operating and financial review and prospects, which is presented by the Company under its disclosure obligations under such acts. This report should be read in conjunction therewith.

The future growth and results of the Company’s subsidiary depends on technological developments and changes including the impact on capital spending from the deployment of new technologies and the risk that technologies will not be developed according to anticipated schedules or perform according to expectation; the ability to continue to introduce competitive services on a timely, costs effective basis; foreign governmental and public policy changes; the impact of modifications or loss of licenses; the impact of new business opportunities requiring significant up-front investments and continued availability of financing and financial resources in the amounts, at the times and on the terms required to support the Company’s future business. In addition, general industry and market conditions and growth rates, general international economic conditions including interest rate and exchange rate fluctuations, could affect such statements.

Amsterdam, April 24th, 2003

Board of Managing Directors

(Signed) Alexander Tolstoy	(Signed) James J. Jackson

(Signed) Cornelis van Ravenhorst	(Signed) Yves Normand

BALANCE SHEETS

As at December 31,
(In thousands of US dollars)

After proposed appropriation of the net profit (loss)

	2002	2001

ASSETS
Current Assets
Cash and cash equivalents	536	75
Amounts receivable from related parties	35,194	—
Prepaid expenses	233	—

Total Current Assets	35,963	75

Fixed assets
Tangible assets (note 3)	1	3
Financial assets (note 4)	201,457	235,003

Total fixed and financial assets	201,458	235,006

Total Assets	237,421	235,081

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Trade creditors and accruals	212	303
Amounts due to related parties (note 8)	89,730	100,736

Total current liabilities	89,942	101,039

Shareholders’ equity (note 5)
Share capital	24,869	20,604
Share premium	163,865	163,865
Deficit	(33,494)	(45,508)
Cumulative translation adjustment	(7,761)	(4,919)

Total Shareholders’ equity	147,479	134,042

Total liabilities and shareholders’ equity	237,421	235,081

See accompanying notes

STATEMENTS OF INCOME

For the year ended December 31,
(In thousands of US dollars)

	2002	2001

Management services (note 8)	198	—

Total revenues	198	—

Operating expenses (note 8)	2,315	3,273

Total expenses	2,315	3,273

Interest income from related parties (note 8)	35,194	—
Other interest income	25	—
Interest expenses to related parties (note 8)	(14,400)	(10,041)
Exchange gain	5	8

Operating income (loss)	18,707	(13,306)

Share of income of affiliated companies (note 4)	(6,693)	20,641

Income before income taxes	12,014	7,335

Income taxes (note 7)	—	—

Net income	12,014	7,335

See accompanying notes

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

1. DESCRIPTION OF BUSINESS

Clearwave N.V. [“the Company”], a public company with limited liabilities, created on September 17th, 1999, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A. [“MobiFon”] and in the Czech Republic through its operating subsidiary, Cesky Mobil a.s [“Cesky Mobil”]. As at December 31, 2002, Telesystem International Wireless Inc. [“TIW”], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. [“TIWC”], had an 85.5% equity interest and a 94.8% voting interest in the Company. TIW and TIWC hold respectively 14.3% and 80.6% voting rights and 40.1% and 45.5% equity. As at December 31, 2002 the Company owned 100% of the equity and voting rights of ClearWave Holding B.V., which owned 62.4% of the equity and voting rights of MobiFon [see note 4]. The Company also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V. [“TIW Czech”], which owned 95.5% of the equity and voting rights of Cesky Mobil.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to its Romanian network and to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by minority interest. See note 4. MobiFon intends to finance its future capital requirements from cash flows from operating activities and from Tranche II of its senior loan facility, TIW Czech intends to finance its capital requirements by equity contributions as it relates to Cesky Mobil.

As at December 31, 2002, the Company’s total indebtedness to TIW and its affiliates amounted to $89.7 million consisting of accounts payable of $1.6 million and demand notes at the corporate level of $88.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions [see note 8]. The Company intends to use available cash surplus at corporate level, after considering potential funding requirements in TIW Czech and corporate expenses that are expected to be generated from transactions on MobiFon’s shares described in note 4 to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims, uncertainty may arise regarding the timing for repayment of these demand notes.

The Company intends to finance future projects in the region, if any, from externally generated funds, such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company’s future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

The Company was incorporated as a holding and finance company.

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 General

These financial statements have been prepared in accordance with the requirements of the Civil Code of the Netherlands. All assets and liabilities are stated at cost unless indicated otherwise. The financial statements relate to the year 2002 and the comparative figures relate to the year 2001.

2.2 Consolidation

As permitted under Article 408, Book 2 of the Netherlands Civil Code, for the year ended 2002 the Company does not prepare consolidated financial statements under Dutch GAAP. The 2002 consolidated financial statements, including the managing directors’ report and auditors’ report of TIWC in which The Company’s result are consolidated may be obtained upon request at the Company or at the Chamber of Commerce at Amsterdam.

2.3 Foreign currency translation

Monetary assets and liabilities are translated using the exchange rate in effect at the balance sheet date whereas expenses and non-monetary assets and liabilities are translated at the average rate of exchange prevailing at the time the transactions occurred or the non-monetary assets were acquired or the liabilities were incurred. The Company uses as a functional currency the USD. As per balance sheet date the following exchange rates against the USD were used:

2001	CZK 0.0281	LEI 0.0315	EURO 0.8895
2002	CZK 0.0332	LEI 0.0299	EURO 1.0492

2.4 Tangible assets

Tangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over 3 years.

2.5 Financial fixed assets

Participations are stated at net asset value since the company has significant influence on the business of the participations.

2.6 Amounts due from related parties

Amounts due from related parties are classified as “assigned by the enterprise” and stated at amortized cost.

2.7 Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established where necessary to reduce deferred tax assets to the amounts that are expected to be realized.

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

2.8 Derivative financial instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of change in the fair value of the derivative is presented net of tax and minority interest, in the shareholders equity and is recognized in the income statement when the hedged item affects earnings. Ineffective portion of change in the fair value of cash flow hedges is recognized in earnings. All of the Company’s derivatives that are designated as hedges at December 31, 2002 are designated as cash flow hedges. Financial instruments that contain both a liability and an equity element (convertible notes) are not classified separately.

The carrying amounts of cash and cash equivalents, trade debtors, accounts payable and accrued liabilities, taxes recoverable and payable approximate their fair values due to the short-term maturity of these instruments. The fair value of the amount due to parent and affiliated companies is not determinable because it can’t be determined when it will be reimbursed or converted

2.9 Income and Expenses

Income and expenses are allocated to the year to which they relate.

3. TANGIBLE ASSETS

		Accumulated	Net Book
	Costs	Depreciation	Value

Balance as at December 31, 2000	3	—	3

Additions during the year	—	—	—

Balance as at December 31, 2001	3	—	3

Additions during the year	—	2	2

Balance as at December 31, 2002	3	2	1

4. FINANCIAL ASSETS

The financial statements of the Company include the equity of the direct and indirect subsidiaries:

Name of the company	Country	%

Direct:
Clearwave Holdings B.V	The Netherlands	100%
TIW Holding (Cyprus) Ltd. (dissolved in Jan 2003)	Republic of Cyprus	100%
Baretip Limited	Republic of Cyprus	100%
Fitlace Limited	Republic of Cyprus	100%
Clearwave Services (Mauritius) Ltd	Republic of Mauritius	100%
TIW Czech N.V.	The Netherlands	24.2%

Indirect: [see note 4]
MobiFon S.A.	Romania	62.4%
Cesky Mobil a.s	Czech Republic	23.1%

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

	Equity
	Investment	Loans	Total

Balance as at December 31, 2000	138,928	25,225	164,153

Additions during the year	20,500	32,404	52,904
Share of net income (losses)	20,641	—	20,641
Exchange rate movements	(2,695)	—	(2,695)

Balance as at December 31, 2001	177,374	57,629	235,003

Intra group transfer	(169,752)	(57,628)	(227,380)
Additions during the year	13,803	675,000	688,803
Repayment during the year	—	(42,085)	(42,085)
Share of net income (losses)	(6,693)	—	(6,693)
Exchange rate movements	1,423	—	1,423
Deferred liability	(447,614)	—	(447,614)

Balance as at December 31, 2002	(431,459)	632,916	201,457

MobiFon S.A.

In June 2000, the Company acquired 4.23% of MobiFon S.A.’s outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid cash and $6.1 million through a forgiveness of debt, which was financed by a $15.1 million demand loan and $8.0 million of equity contributions from TIWC. The remaining $9.1 million was paid through an issue of shares by TIW. The issuance of shares by TIW on behalf of the Company resulted in a corresponding demand loan from TIW. Subsequently, the Company sold 25% of the acquisition for proceeds equal on a pro-rata basis to the consideration paid by the Company. As a result of the acquisition, the Company’s equity interest increased from 54.7% to 58.9%.

On February 15, 2001, pursuant to an agreement signed in December 2000, the Company acquired 5.7% of MobiFon S.A.’s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt. The issuance of units by TIW on behalf of the Company resulted in a corresponding demand loan from TIWC. These transactions increased the Company equity interest to 63.5%.

MobiFon was held by TIW Holding (Cyprus) Ltd. until March, 2002; thereafter, the ownership was transferred to ClearWave Holdings B.V. for a consideration of a 7% interest bearing loan of $675 million. As a result, a deferred liability of $447.6 million is presented in financial assets representing the difference between the loan and the net asset value of the Mobifon shares.

During 2002, MobiFon declared and paid dividends to its shareholders totaling $27.5 million of which the minority interests’ share was $10.1 million. On October 30, 2002, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company’s share is $24.6 million. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase.

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

In the event not all MobiFon shareholders exercised their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to the Company. A further distribution of $8.8 million was paid to the Company on December 19, 2002. These distributions reduced the Company’s equity interest in MobiFon from 63.5% to 62.4%.

The Company has retained its right to buy-back the shares sold to MobiFon if the other shareholders elect not to participate pro-rata in the share repurchase. Accordingly, the Company’s ownership of MobiFon might vary between 62.4% and 63.5%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not yet determinable that all shareholders of MobiFon will participate pro-rata in the shares repurchase, pending expiration of the tender period, distributions made through shares repurchase have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to minority interests is presented within current liabilities.

On December 18, 2002 the Company reached an agreement for the sale of 11.1 million shares of MobiFon, owned by the Company representing 5.7% of the then issued and outstanding share capital of MobiFon, for a total consideration of $42.5 million. The transaction closed on March 19, 2003 and consequently, the Company will record a gain on disposal of such shares in the first quarter of 2003. As a result of the above transactions, the Company’s ownership in MobiFon will be reduced from the pre share repurchase level of 63.5% down to between 56.6% and 57.7% depending the outcome of the share repurchase.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.9% interest in MobiFon, may require the Company’s parent or TIW, at TIW’s option, to make an offer to acquire the minority shareholder’s shares. The purchase price of such shares would be their fair market value as determined by an independent evaluator and shall then be payable in cash or, at TIW’s option, shares of TIW. The share ownership sold on March 19, 2003 is the object of a similar arrangement.

Cesky Mobil a.s.

In January 2000, TIW Czech N.V., exercised its right to acquire an additional 34.5% interest in Cesky Mobil a.s., for $3.0 million pursuant to call option agreements with a minority shareholder of Cesky Mobil. As a result of this transaction TIW Czech’s, equity interest in Cesky Mobil, increased from 51.0% to 85.5%.

Following the capital calls of Cesky Mobil, in 2000, 2001 and 2002 in which the shareholders other than the Company’s subsidiary did not participate, the equity interest of the Company’s subsidiary in Cesky Mobil, increased from 85.5% to 94.1% and 95.5% at December 31, 2000 and 2001, respectively and further increased to 96.3% on January 20, 2003 as a result of the registration of the shares pursuant to the December 2001 and March and June 2002 calls. The Company’s portion of the capital calls amounted to $13.8 million in 2002.

When Cesky Mobil was created, a minority shareholder was given a put option and, as a result, TIW Czech may be required to purchase the Cesky Mobil shares owned by this minority shareholder for an amount equal to the amount paid up, in Czech Koruna, on such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001.

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Cesky Mobil and this amount is included with minority interest on the balance sheet. The Company’s share of this commitment, if exercised, approximates $4.6 million as at December 31, 2002.

On December 11, 2002, the Supervisory Board of TIW Czech N.V. approved a stock option and stock appreciation rights plan for employees of Cesky Mobil and the grant of options there under. After a vesting period, options issued in connection with this plan will allow, subject to an Initial Public Offering or a change of control of TIW Czech N.V. or of Cesky Mobil (the “Events”), holders to acquire in aggregate approximately 0.8 % of the shares of TIW Czech N.V. or the cash equivalent thereof at a price which is not lower than the fair value as of December 31, 2002. The Company will record an expense, if any, in the period in which the Events become probable.

As per the audited financial statements for the year ending December 31st, 2002, Cesky Mobil and Mobifon reports respectively as equity an amount of CZK 2,007,745,000 (US$ 66,657,000) and US$ 260,614,000 (CZK 3,141,359,000 (US$ 88,272,000) and US$ 236,427,000 in 2001) and as net income for the period amounts to negative CZK 2,384,660,000 (US$73,693,000) and US$ 77,155,000 (CZK 3,624,117,000 (US$ 95,224,000) and US$ 75,027,000 in 2001).

5. SHARE CAPITAL

Authorized

The total authorized share capital of the Company amounts to Euro 120,000,000 divided as follows:

200,000,000 Class “A” Subordinate Voting Shares with a nominal value of €0.10. Each share carries the right to cast one vote.

200,000,000 Class “B” Multiple Voting Shares with a nominal value of €0.50. Each share carries the right to cast five votes, convertible, at the holder’s option, into one Class “A” Subordinate Voting Share and four Class “C” shares. Class “C” Shares with a nominal value of €0.10 and carrying one vote per share are to be authorized and issued upon conversion of the Class “B” Multiple Voting Shares and are redeemable and cancelable for no consideration.

Issued

As at December 31, 2002 and 2001, 45,868,498 Class A Subordinate Voting Shares with a nominal value of €0.10 and 38,230,950 Class B Multiple Voting Shares with a nominal value of €0.50 have been issued for a total of €23,702,325 (USD 21,467,000).

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

Changes in shareholders’ equity

				Foreign
				currency
	Share	Share		translation
	capital	premium	Deficit	reserve

Balance as at December 31, 2000	151	185,181	(52,843)	(3,087)

Reorganization of share capital	21,316	(21,316)	—	—
Additions during the year	—	—	—	—
Income (loss) for the year	—	—	7,335	—
Changes in foreign currency translation reserve	(863)	—	—	(1,832)

Balance as at December 31, 2001	20,604	163,865	(45,508)	(4,919)

Income (loss) for the year	—	—	12,014	—
Changes in foreign currency translation reserve	4,265	—	—	(2,842)

Balance as at December 31, 2002	24,869	163,865	(33,494)	(7,761)

6. EMPLOYEE INFORMATION

The Company had one employee in 2002. During the year, the management board did not receive any remuneration, except for the managing director residing in the Netherlands who received USD $30,000. The board of supervisory directors received US$ 15,000 per year as a retainer fee and a fee of US$ 1,000 for each meeting of the Supervisory Board attended by them in person and a fee of US$ 500 if such participation was made by telephone.

7. INCOME TAXES

As it is uncertain that the tax losses can be utilized reasonably in the near future, the deferred tax asset due to these loss carry-forwards has been fully offset by a valuation allowance and no taxable income was recorded in the profit and loss account. The total estimated amount for loss carry forward is estimated at year end at $10.5 million and can be used indefinitely.

December 31, 2002
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

8. RELATED PARTY TRANSACTIONS

The operating expenses include fees and costs charged to the Company for development costs incurred by TIW or affiliates for management services during the years ended December 31, 2002 and 2001 ($1.8 million and $2.0 million respectively).

Advances from parent company bear interest at 14% annually and are repayable on demand. The parent company has the option to convert the advances in subordinated voting shares of the Company, subject to corporate and regulatory approvals and based on terms to be established upon conversion. Advances to affiliates bear interest at 7% annually and are repayable on demand.

In 2002, interest expense of $14.4 million ($10.0 million in 2001) was charged on advances from the parent company. These interest expenses have been accreted to the amount of the related advances except for $12.9 million, which was paid in 2002.

9. OTHER COMMITMENTS AND CONTINGENCIES

License agreements

The Company’s operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10 million. Starting in 2003 the new Romanian regulatory act will provide for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require the Company’s operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory claims and litigations

In the normal course of business, the Company’s operational subsidiaries actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings will not be materially adverse to the Company.

Fiscal Unity liability

Starting 2002, the Company is in a Dutch fiscal unity for income tax with its wholly owned subsidiary, Clearwave Holdings B.V. is therefore liable for income taxes due by the tax unity.

Managing Directors	Supervisory Directors

(signed)	(signed)
James J. Jackson	Mario Bertrand

(signed)	(signed)
Yves Normand	Pier Carlo Falotti

(signed)	(signed)
Cornelis van Ravenhorst	Henri de Maublanc

(signed)	(signed)
Alexander Tolstoy	Charles Sirois

(signed)
Margriet Zwarts

AUDITORS’ REPORT

Introduction

We have audited the financial statements of Clearwave N.V., Amsterdam, The Netherlands, for the year 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31st, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, April 24Th, 2003

(signed)

Ernst & Young Accountants

APPROPRIATION OF NET PROFIT (LOSS)

According to the Article 22 of the Company’s Articles of Association, the following appropriation (abbreviated) of the Company’s net profit (loss) is applicable:

1.	The Company may make distributions to the shareholders and to other persons entitled to the profits only up to a sum not exceeding the amount of the Distributable Reserves.

2.	Profits may be distributed after adoption of the Annual Accounts showing that distribution is allowed.

3.	Each year, the Board of Management subject to approval of the Supervisory Board, shall determine which part of the profits - the positive balance of the profit and loss account - shall be reserved.

4.	The profits remaining after reservation in accordance with the previous paragraph shall be distributed as follows, in the first place on C shares one half percent (0.5%) of the nominal sum paid up on those shares and the remainder on a pari passu basis on the total number Class A Subordinate Voting shares and Class B Multiple Voting shares that are issued and outstanding, without regard to the nominal value of the Class A Subordinate Voting shares and Class B Multiple Voting shares.

5.	In calculating the profit appropriation, the shares held by the Company in its own capital or of which it holds the depositary receipts shall not count, unless a usufruct has been created on these shares.

6.	Insofar as profit is available in the Company, the Board of Management, subject to the approval of the Supervisory Board, may resolve on payment of an interim dividend on account of the expected dividend, provided always that the provisions laid down in paragraph 1 of this Article have been satisfied, such to be shown by an interim balance sheet as referred to in article 105 paragraph 4 of Book 2 of the Dutch Civil Code.

7.	The Board of Management may, subject to the approval of the Supervisory Board, resolve to make distributions to the shareholders from one or more reserves which need not be maintained pursuant to the law or to these Articles of Association.

The provisions of the paragraphs 1, 2, 6 and 8 apply accordingly.

8.	The resolutions to distribute (interim) dividends may entail that (interim) dividends will be wholly or partly distributed not in cash, but in the form of shares in the Company or in a Subsidiary.

9.	The (interim) dividend shall be made payable on a day to be determined by the Board of Management.

10.	(Interim) dividends which have not been collected within five years after they became payable shall be forfeited to the Company.

The Managing Directors proposed to add the net loss for the year to the accumulated losses. This proposal has been included in the financial statements.

Our Operating and Financial Review and Prospects

     Our Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of ClearWave N.V. (“ClearWave”). Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

Overview

     We develop, acquire and operate wireless telecommunications networks in Central and Eastern Europe (“the Region”). We currently have two operating subsidiaries, MobiFon S.A. (“MobiFon”) in Romania and Cesky Mobil a.s. (“Cesky Mobil”) in the Czech Republic. MobiFon received its 900 MHz license in November 1996, launched commercial service in April 1997 and is currently the largest provider of cellular telecommunications in Romania. Cesky Mobil was awarded an 1800 MHz license in October 1999 and launched commercial service in March 2000 as the third licensed cellular telecommunications provider in the Czech Republic.

     On February 13, 2001, a reorganization of our share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class B Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class A Subordinate Voting Shares and 37,930,948 Class B Multiple Voting Shares. In connection with TIW’s February 14, 2001 public offering of units, we became a registrant with the Securities and Exchange Commission in the United States and with the Canadian securities commissions. The continuity of our number of shares throughout this operating and financial review and prospects and the consolidated financial statements reflects the attribution of the new capital structure adopted on February 13, 2001 as though it has always existed.

     Since the inception of these operations, we have experienced significant growth and as at December 31, 2002, our operations had 3,815,000 subscribers, which, based on our percentage equity ownership in our operations, represent 1,944,800 equity subscribers. Our operations licenses entitle us to serve geographical areas that include approximately 32.7 million persons which, based on our percentage equity ownership in our operations, represent approximately 16.6 million persons as at December 31, 2002. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in those geographic markets where we are already present, and at any time may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures in these markets. Any such expansion is likely to increase our capital requirements and to initially have a negative impact on our future results of operations given our business is capital intensive, and wireless telecommunications networks such as ours typically incur losses in their initial years of operations.

Operations

Romania - Cellular

     Cellular services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. ClearWave’s equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease ClearWave’s equity interest in MobiFon from 63.5% to 62.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon. Accordingly, our ownership of MobiFon may vary between 62.4% and 63.5%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

     On December 18, 2002 we reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction closed on March 19, 2003. As a result of the above transactions, our ownership in MobiFon will be reduced from the pre share repurchase level of 63.5% down to between 56.6% and 57.7% depending on the outcome of the share repurchase.

Czech Republic - Cellular

     Cesky Mobil holds a license to provide GSM-based cellular services in the Czech Republic and launched commercial services in March 2000. ClearWave’s indirect ownership in Cesky Mobil increased from 22.3% to 23.3% following the January 20, 2003 registration of capital contributions made in 2001 and 2002.

     ClearWave’s equity interest in Cesky Mobil is held through TIW Czech N.V., in which ClearWave owns 50.8% voting rights and a 24.2% equity interest.

     As part of the creation of Cesky Mobil, a minority shareholder was given a put option and, as a result, TIW Czech may be required to purchase the Cesky Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Cesky Mobil. ClearWave’s share of this commitment, if exercised, is $4.6 million as at December 31, 2002 and would result in ClearWave’s ultimate ownership of Cesky Mobil increasing from 23.3% to 24.2%.

Accounting Treatment and Changes in Accounting Policies

     Unless otherwise indicated, all financial data and discussion herein are based upon financial statements prepared in accordance with U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP, see note 16 to our consolidated financial statements.

Investments

     In accordance with U.S. GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of ClearWave Holdings B.V. and its subsidiary MobiFon and TIW Czech N.V. and its subsidiary Cesky Mobil. Since our equity interest in MobiFon and Cesky Mobil is 62.4% and 22.3%, respectively, a significant part of the net income (net loss) of these subsidiaries is allocated to minority interest.

     Romania has experienced high levels of inflation and significant devaluation in the Lei against the dollar. In 2002, inflation reached 17.9% for the year and was 30.3% and 40.7% for 2001 and 2000, respectively. Consequently, for accounting purposes, Romania has been treated as a highly inflationary economy since MobiFon’s inception. Accordingly, our reporting currency, the dollar, was used to measure MobiFon’s results of operations for all periods.

Revenue Recognition

     Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Use of Estimates

     The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Our business is capital intensive and property plant and equipment and licenses had a carrying value as at December 31, 2002 of $1.1 billion. These long-lived assets are assessed for recoverability based on our business plans which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, competition, foreign currency and cellular penetration rates. Changes in these key assumptions could have significant implications on our business plans.

Change in Accounting Policies

     Effective January 1, 2001, we adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Our policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, we enter into interest rate swaps, in which we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; we also manage foreign currency exposure through hedging contracts. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, we adopted SFAS 142 and applied its recommendations prospectively.

     The following table reconciles the reported net income (loss) and adjusted net income (loss) excluding amortization of goodwill:

	2002	2001	2000
For the years ended December 31, [in thousands of dollars]	$	$	$

Reported net income (loss)	13,287	7,335	(19,102)
Amortization of goodwill	—	2,607	811

Adjusted net income (loss)	13,287	9,942	(18,291)
Adjusted basic and diluted earnings (loss) per share	0.16	0.12	(0.22)

Composition of Operating Revenues and Expenses

     Cellular operations are the primary source of our revenues. Operating revenues include cellular revenues, as well as equipment revenues. Cellular service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Equipment revenues consist of revenues from the sale of handsets and accessories. Equipment sales are not fundamental to our business. In fact, we frequently offer handsets below cost, as an incentive for our customers to subscribe to our services, and these subsidies are accounted for as cost of revenues at the time of sale.

     Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of operating margins and results of operations.

     Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, bad debt and corporate, business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our cellular networks, as well as amortization of intangibles such as wireless telecommunication license costs.

Results of Operations

     The following discussions compare the results of operations for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, for ClearWave on a consolidated basis, MobiFon, and Cesky Mobil.

Consolidated Results of Operations
For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$
Revenues	694,454	516,308	341,604
Total operating expenses	599,105	495,054	388,764

Operating income (loss)	95,349	21,254	(47,160)
Interest expense	(71,786)	(66,703)	(36,543)
Interest and other income	1,921	3,951	6,020
Foreign exchange gain (loss)	2,109	2,939	(4,937)

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$
Loss related to extinguishment of debt	(10,100)	—	—
Income taxes	32,273	—	—
Minority interest	28,067	45,894	63,518
Net income (loss)	13,287	7,335	(19,102)

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Revenues increased to $694.5 million in 2002 from $516.3 million in 2001. MobiFon’s continued growth contributed $74.4 million and Cesky Mobil, which was launched in early 2000, contributed $103.7 million of the increase.

     Total operating expenses increased to $599.1 million in 2002 from $495.1 million in 2001. Included in total operating expenses are cost of revenues, which increased to $269.0 million from $216.7 million due primarily to the $25.5 million and $11.6 million increase in cost of services in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased by 11.3% to $175.9 million in 2002 compared to $158.0 million, in support of a 34.5% revenue increase. Operations in the Czech Republic and in Romania contributed $13.2 million and $5.8 million, respectively, of this expense increase.

     Depreciation and amortization increased to $154.3 million in 2002 from $120.4 million in 2001, an increase of $33.9 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

     Interest expense increased by $5.1 million to $71.8 million in 2002 mainly reflecting the increased costs at Cesky Mobil as a result of its drawings on its syndicated credit facility. The foreign exchange gain was $2.1 million in 2002, compared to $2.9 million in 2001. The 2002 gain is represented by gains in Cesky Mobil of $4.0 million which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

     The loss on debt extinguishment relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million.

     The income tax expense of $32.3 million relates to MobiFon which has generated net income and has utilized all its net operating loss carryforwards. We had available, as at December 31, 2002, net operating loss carry forwards in the amount of $172.4 million from Cesky Mobil which consists of $6.4 million, $90.7 million, $65.2 million and $10.1 million expiring in 2006, 2007, 2008 and 2009, respectively. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

     Our share of losses allocated to minority interest amounted to $28.1 million in 2002, compared to $45.9 million in 2001. The 2002 minority interest is composed of our share of losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by our share of earnings attributed to minority interest in MobiFon.

     As a result of the foregoing, net income for the year ended December 31, 2002 was $13.3 million compared to $7.3 million in 2001, and the corresponding basic and diluted earnings per share was $0.16, compared to $0.09 for 2001.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

     Revenues increased to $516.3 million in 2001 from $341.6 million in 2000. MobiFon’s continued growth contributed $64.7 million and Cesky Mobil, which was launched in early 2000, contributed $109.9 million of the increase.

     Total operating expenses increased to $495.1 million in 2001 from $388.8 million in 2000. Included in total operating expenses are cost of revenues, selling, general and administrative expenses and depreciation and amortization. Cost of revenues increased to $216.7 million from $133.3 million due largely to the $60.6 million increase in cost of services in the Czech Republic incurred in support of its revenue increase. Selling, general and administrative expenses decreased by $9.4 million to $158.0 million from $167.4 million in 2000, primarily due to MobiFon which contributed $7.9 million to such decrease.

     Depreciation and amortization increased to $120.4 million in 2001 from $88.0 million in 2000, an increase of $32.4 million. A higher asset base in Romania and in the Czech Republic contributed $11.8 million and $20.5 million to such increase, respectively.

     Interest expense increased by $30.2 million to $66.7 million in 2001. Cesky Mobil accounted for $20.2 million of the increase due to increased borrowings under its syndicated senior credit facility while interest expense at corporate, largely related to interest on advances from TIW and affiliates, increased $10.1 million. Interest income decreased to $4.0 million in 2001 from $6.0 million in 2000, primarily due to the reduction in the amount of cash and cash equivalents held during the year at Cesky Mobil. The foreign exchange gain was $2.9 million in 2001, compared to a loss of $4.9 million in 2000. The 2001 gain is a result of the depreciation of the euro over the Czech Koruna, which accounted for $6.8 million, partially offset by a $3.8 million loss realized by MobiFon.

     We had available, as at December 31, 2001, net operating loss carry forwards in the amount of $155.6 million, the majority of which are associated with our operations in the Czech Republic. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

     Share of losses allocated to minority interest amounted to $45.9 million in 2001, compared to $63.5 million in 2000. The 2001 minority interest is composed of the losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by the share of earnings attributed to minority interest in MobiFon.

     As a result of the foregoing, net income for the year ended December 31, 2001 was $7.3 million compared to a loss of $19.1 million in 2000, and the corresponding basic and diluted earnings per share was $0.09, compared to basic and diluted loss per share of $0.23 for 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Revenues increased to $341.6 million in 2000 from $234.0 million in 1999. MobiFon’s continued growth contributed $73.6 million and Cesky Mobil, which was launched in early 2000, contributed $34.0 million of the increase.

     Total operating expenses increased to $388.8 million in 2000 from $237.7 million in 1999. Included in total operating expenses are cost of revenues, selling, general and administrative expenses and depreciation and amortization. Cost of revenues increased to $133.3 million from $83.3 million due in part to the commercial launch of Cesky Mobil in March 2000. Selling, general and administrative expenses increased by $65.2 million to $167.4 million in 2000. Cesky Mobil’s launch in early 2000 accounted for $58.7 million of the increase.

     Depreciation and amortization increased to $88.0 million in 2000 from $52.3 million in 1999, an increase of $35.7 million. A higher asset base in Romania accounted for $13.7 million of the increase. The depreciation of the Czech Republic network assets commenced in 2000 and accounted for $22.0 million.

     Interest expense increased by $11.5 million to $36.5 million in 2000. MobiFon’s higher level of borrowings under their credit facility accounted for this increase. Interest income increased to $6.0 million in 2000 from $3.9 million in 1999, primarily due to surplus cash balances held at Cesky Mobil. The foreign exchange loss was $4.9 million in 2000, compared to $15.2 million in 1999. The 2000 loss is a result of the devaluation of the Lei in Romania, which accounted for $6.5 million, partially offset by a $1.6 million gain experienced by Cesky Mobil.

     Due to the uncertainty of generating sufficient taxable income, the tax benefit of our losses has been fully provided for by the valuation allowance.

     Share of losses allocated to minority interest amounted to $63.5 million in 2000, compared to $15.9 million in 1999. The 2000 minority interest is composed of the share of losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by the share of earnings attributed to minority interest in MobiFon.

     As a result of the foregoing, net loss for the year ended December 31, 2000 was $19.1 million compared to net income of $38.0 million in 1999, and the corresponding basic and diluted loss per share was $0.23 in 2000 compared to basic and diluted earnings per share of $0.45 in 1999.

MobiFon
For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	425,567	359,868	299,470
Equipment	21,214	12,475	8,097

	446,781	372,343	307,567
Cost of services	81,462	69,835	62,366
Cost of equipment	39,160	27,236	18,347
Selling, general and administrative expenses	94,613	88,836	96,735

Operating income before depreciation and amortization	231,546	186,436	130,119
Depreciation and amortization	86,919	77,791	65,965

Operating income	144,627	108,645	64,154

     We use the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarity titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. We believe that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     MobiFon’s service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 cellular subscribers, compared to 831,800 net additions in the same period in 2001 to reach 2,635,200 subscribers at as December 31, 2002 compared to 2,003,600 at the end of 2001.

     Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in the previous year. However, as a percent of service revenue, selling, general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and strong credit policies which reduced bad debt expense. MobiFon’s operating income before depreciation and amortization increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

     Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     MobiFon’s service revenues increased to $359.9 million in 2001 from $299.5 million in 2000, reflecting the continued subscriber growth. MobiFon added 831,800 cellular subscribers, compared to 469,700 net additions in the same period in 2000, to reach 2,003,600 subscribers as at December 31, 2001 compared to 1,171,800 at the end of 2000.

     Cost of service revenues decreased as a percentage of service revenues to 19.4% in 2001, compared to 20.8% in 2000, and was $69.8 million in 2001 compared to $62.4 million in 2000. The decrease as a percentage of service revenues was attributable to continued tight control over operating costs and economies of scale. The cost of equipment continues to exceed associated equipment revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses decreased to $88.8 million in 2001 compared to $96.7 million in the previous year, as a result of both the continued success from the implementation of a cost control program in 2000, further reductions in selling and marketing expenses of $4.8 million, and strong credit policies which reduced bad debt expense by $1.5 million. MobiFon’s operating income before depreciation and amortization increased to $186.4 million in 2001 from $130.1 million in 2000 due to the above factors.

     Depreciation and amortization increased to $77.8 million in 2001 from $66.0 million the previous year as a result of network expansion in Romania during 2001 and 2000. As a result of the foregoing, the operating income increased to $108.6 million in 2001 from $64.2 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     MobiFon’s service revenues increased to $299.5 million in 2000 from $211.4 million in 1999, reflecting continued subscriber growth. MobiFon’s subscriber base increased to 1,171,800 at the end of 2000 from 702,100 at the end of 1999.

     Cost of service revenues decreased as a percentage of revenues to 20.8% in 2000, compared to 24.0% in 1999, and was $62.4 million in 2000 compared to $50.7 million in 1999. Most of the decrease as a percentage of revenues was attributed to continued tight controls over operational expenses and economies of scale. The cost of equipment continued to exceed associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses remained stable at $96.7 million in 2000 compared to $95.7 million in the previous year, despite the growth of MobiFon’s subscriber base reflecting the implementation of a cost control program and a reduction in selling and marketing expenses, compared to 1999. MobiFon’s operating income before depreciation and amortization increased to $130.1 million in 2000 from $54.9 million in 1999 due to subscriber growth.

     Depreciation and amortization increased to $66.0 million in 2000 from $52.2 million the previous year as a result of the significant network expansion in Romania during late 1999 and 2000. As a result of the foregoing, the operating income increased to $64.2 million in 2000 from $2.7 million in 1999.

Cesky Mobil
For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	227,342	125,928	21,508
Equipment	20,331	18,037	12,529

	247,673	143,965	34,037
Cost of services	122,741	97,275	36,654
Cost of equipment	25,594	22,323	15,969
Selling, general and administrative expenses	79,143	65,921	63,418

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Operating income (loss) before depreciation and amortization	20,195	(41,554)	(82,004)
Depreciation and amortization	67,367	42,562	22,056

Operating loss	(47,172)	(84,116)	(104,060)

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Cesky Mobil’s service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Cesky Mobil added 321,400 net cellular subscribers, compared to 556,700 net additions in the same period in 2001, to reach 1,179,800 subscribers as at December 31, 2002 compared to 858,400 at the end of 2001.

     Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses increased by 20.1% to $79.0 million despite the 37.4% subscriber growth in 2002. Cesky Mobil’s operating income before depreciation and amortization increased to $20.2 million in 2002 from an operating loss before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

     Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002 and 2001. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Cesky Mobil’s service revenues increased to $125.9 million in 2001 from $21.5 million in 2000, reflecting continued subscriber growth and a full year of operations in 2001, compared to 10 months of commercial operations in 2000. Cesky Mobil added 556,700 net cellular subscribers, compared to 301,700 net additions in the same period in 2000, to reach 858,400 subscribers as at December 31, 2001 compared to 301,700 at the end of 2000.

     Cost of service revenues increased by 165% to $97.3 million in 2001, compared to $36.7 million in 2000, in support of the 486% increase in service revenues. Cost of equipment continued to be slightly greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses remained stable at $65.9 million despite the strong subscriber growth in 2001 due to tight cost controls, compared to $63.4 million in the previous year. Cesky Mobil’s operating loss before depreciation and amortization decreased to $41.6 million in 2001 from $82.0 million in 2000 due primarily to subscriber growth.

     Depreciation and amortization increased to $42.6 million in 2001 from $22.1 million the previous year as a result of network expansion during 2000 and 2001.

     As a result of the foregoing, the operating loss decreased to $84.1 million in 2001 from $104.1 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Cesky Mobil’s service revenues were $21.5 million in 2000, reflecting the launch of commercial operations in March 2000. Cesky Mobil’s subscriber base was 301,700 at the end of 2000.

     Cost of service revenues was $36.7 million in 2000. Cost of equipment was higher than associated revenues consistent with our practice to sell equipment at prices to attract new customers and incentives offered on commercial launch.

     Selling, general and administrative expenses were $63.4 million in 2000 compared to $4.7 million in the previous year, due to the commercial launch of operations in March 2000 and related subscriber and operations growth. Cesky Mobil’s operating loss before depreciation and amortization increased to $82.0 million in 2000 from $4.7 million in 1999 due to the above.

     Depreciation and amortization increased to $22.1 million in 2000 from nil the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss was $104.1 million in 2000, compared to $4.7 million in 1999.

Liquidity and Capital Resources

     The following table is a summary of our consolidated cash flows for the years ended December 31, 2002, 2001, and 2000.

Cash Flow Data
For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Cash provided by operating activities	152,778	54,158	94,922
Cash used in investing activities	(242,893)	(309,563)	(344,501)

	(90,115)	(255,405)	(249,579)
Cash provided by financing activities	80,795	189,786	340,495
Net effect of exchange rate translation on cash and cash equivalent	721	(628)	4,436

Net change in cash and cash equivalents	(8,599)	(66,247)	95,352
Cash and cash equivalents, beginning of period	54,982	121,229	25,877

Cash and cash equivalents, end of period	46,383	54,982	121,229

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     For the year ended December 31, 2002, operating activities provided cash of $152.8 million compared to $54.2 million for the same period last year. The year-over-year increase is mainly explained by the $108.0 million increase in operating income before depreciation and amortization. Furthermore, results for 2001 include a significant increase in working capital mainly related to Cesky Mobil.

     Investing activities used cash of $242.9 million for the year ended December 31, 2002, essentially for the expansion of cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $309.6 million for the year ended December 31, 2001. MobiFon’s and Cesky Mobil’s operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

     Financing activities generated cash of $80.8 million for the year ended December 31, 2002. This is mainly explained by subsidiary’s shares issued to minority interests and net borrowings of debt of $29.9 million and $83.1 million, respectively, partially offset by subsidiary’s distributions paid to minority interests of $10.8 million, financing costs of $8.6 million and by the $12.8 million in net repayments of advances to our parent.

     Cash and cash equivalents as of December 31, 2002 totaled $46.4 million, including $1.2 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $828.4 million which included third party debt of $267.7 million and $470.3 million at MobiFon and Cesky Mobil, respectively, and $90.4 million of amounts due to TIW and its affiliates, primarily at the corporate level.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Cash provided by operating activities was $54.2 million for the year ended December 31, 2001, compared to $94.9 million for 2000. The year-over-year decline is entirely attributable to increased working capital needs at Cesky Mobil as MobiFon’s operating income before depreciation and amortization showed continued growth and Cesky Mobil’s operating loss before depreciation and amortization was reduced relative to that experienced in 2000.

     Investing activities used cash of $309.6 million during the year ended December 31, 2001, reflecting $286.4 million of cash used for acquisitions of property, plant and equipment and $23.2 million for the acquisition of additional shares of MobiFon. MobiFon and Cesky Mobil operations accounted for $125.3 million and $161.1 million of the capital spending, respectively.

     Financing activities generated cash of $189.8 million for the year ended December 31, 2001. We borrowed $114.1 under our long-term debt facilities, and received $65.8 million in proceeds from investees’ shares issued to minority shareholders and $35.6 million in net advances from our parent. These sources of funds were offset by a $25.7 million repayment of long term debt.

     Total consolidated indebtedness as of December 31, 2001 was $723.2 million, including $101.6 million of amounts due to TIW and its affiliates, primarily at the corporate level.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Cash provided by operating activities in 2000 was $94.9 million compared to $25.3 million in 1999. The difference is mainly due to an improvement in working capital partially offset by a reduction in operating income before depreciation and amortization.

     Cash used in investing activities in 2000 amounted to $344.5 million. This amount mainly relates to the acquisition and build-out of property, plant and equipment in MobiFon and Cesky Mobil for $85.0 million and $239.5 million, respectively.

     Cash provided by financing activities in 2000 was $340.5 million compared to $111.2 million in 1999. Of the 2000 amount, $49.1 million related to proceeds from invested capital and other cash contributions from our parent, TIWC, $19.8 million relates to advances made by TIWC, $169.4 million relates to increase of long-term debt, net of repayments, of which $176.4 million is attributable to Cesky Mobil, and $121.3 million was provided by the issuance of investees’ shares to minority interests.

Sources of Financing

     Prior to 2002, substantially all of our cash requirements at the corporate level were met by the proceeds from invested capital and other cash advances from TIW and its affiliates. During 2002, however, as described below, distributions from MobiFon have enabled the repayment of some of those advances. At December 31, 2002, we had demand notes payable to our parent company of $88.1 million.

     During 2002, MobiFon approved aggregate distributions of $66.3 million consisting of dividends of $27.5 million and share repurchases of $38.8 million. We received $42.0 million of these distributions in 2002 and utilized a portion of such proceeds to repay some of the advances from our parent and accrued interest thereon.

     On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which our share is $24.6 million and is included in the $42.0 million of distributions received in 2002. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. The effect of these distributions was to decrease our equity interest in MobiFon from 63.5% to 62.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and we have also retained our right to buy-back the shares sold to MobiFon. Accordingly, our ownership of MobiFon may vary between 62.4% and 63.5%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to minority interests is presented within current liabilities.

     On December 18, 2002, we reached an agreement for the sale of 11.1 million shares of MobiFon, representing 5.7% of the then issued and outstanding share capital of MobiFon, for a total cash consideration of $42.5 million. The transaction closed on March 19, 2003. As a result of the above transactions, our ownership in MobiFon will be reduced from the pre share repurchase level of 63.5% down to between 56.6% and 57.7% depending on the outcome of the share repurchase.

     At the operating company level, we seek, where possible, to finance the cash requirements of developing and expanding our operations on a project-by-project basis. Although projects are typically financed by contributions from our partners and us in the form of equity and shareholder advances, we seek to obtain third party financing after the initial stages of a project’s development. Sources of financing at the operating company level may include vendor financing provided by equipment suppliers, project financing from commercial banks and international financial institutions such as the European Bank for Reconstruction and Development, bank lines of credit and the sale of debt securities by the operating companies.

MobiFon

     MobiFon’s cash requirements as at December 31, 2002 have been met by aggregate capital contributions of $270.6 million and by $255.0 million in borrowings, net of repayments, under its bank facilities and $12.7 million in capital leases.

     In September 1997, the European Bank for Reconstruction and Development (“EBRD”) arranged a $190.0 million loan facility for MobiFon. This facility included a $10.0 million subordinate loan bearing interest at 15% maturing in 2003, nine-year senior loans totaling $110.0 million bearing interest at LIBOR plus 3.25% and a $70.0 million eight-year syndicated senior loan bearing interest at LIBOR plus 3.05%. MobiFon entered into agreements, including interest rate swap agreements, pursuant to which $158.8 million of the above borrowings had effective fixed interest rates from 8.35% to 9.75% until April 2002.

     In January 1999, MobiFon closed a second long-term loan facility totaling $105.0 million, jointly arranged by ABN AMRO N.V. and the EBRD. This second EBRD facility comprised loans of $40.0 million and a $65.0 million syndicated export credit facility. Borrowings under this facility bore variable interest rates and were repayable in installments through 2006. MobiFon used the proceeds to complete the build-out of its cellular network and to pay $25.0 million to extend its ten-year license by five years to November 2011.

     On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loans. A loss on extinguishment of debt of $10.1 million was recognized on early repayment. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively.

     Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of ours and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon. A commitment fee of 1% per annum is applicable to the unused Tranche II facility [$45 million at December 31, 2002] up to December 31, 2003 when the unused facility will expire under the credit agreement.

     MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%.

     MobiFon also has $20.0 million of working capital facilities with ABN AMRO Romania S.A., and with Citibank S.A., secured by a first right over the proceeds from any foreclosure of the pledge of MobiFon’s bank accounts.

     Cesky Mobil

     The cash requirements of Cesky Mobil through December 31, 2002 have been met primarily by shareholder contributions of $350.0 million and by borrowings under its senior secured syndicated credit facility and financing under supply contracts to be refinanced by the syndicated facility entered into on July 19, 2000 which using December 31, 2002 exchange rates, amount to $470.3 million.

     In July 2000, Cesky Mobil entered into an agreement for a senior secured syndicated credit facility. The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $84.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche.

     Cesky Mobil entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on €71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows. €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001].

     Cesky Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of their GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

     The facility is collateralized by a pledge of TIW Czech’s shares in Cesky Mobil and of substantially all of the assets of Cesky Mobil. Under this facility, Cesky Mobil must respect certain financial covenants and coverage tests. Furthermore, prior to each draw down, the ratio of senior debt to invested capital in Cesky Mobil must not exceed 60:40 or the total invested capital in Cesky Mobil will equal or exceed the Euro equivalent of $350.0 million. We and our partners have funded all of the required capital.

     As a result of MobiFon’s and Cesky Mobil’s syndicated senior credit facilities, substantially all of ClearWave’s net assets are restricted, however, subject to fulfillment of certain conditions, cash distributions to shareholders are permissible under MobiFon’s credit facilities.

Future Capital Requirements

     We expect to have significant future capital requirements, particularly in relation to the expansion and addition to capacity of our existing networks, and the servicing of debt. We intend to finance such future capital requirements from cash flow from operating activities, borrowing under our existing credit facilities, minority shareholders’ funding under share subscription agreements and through other externally generated funds such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. Our future cash commitments may also include our 24.2% share of the possible exercise of a put option held by a minority shareholder of Cesky Mobil. TIW Czech N.V. may be required to purchase the Cesky Mobil shares owned by the minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares plus interest of 7.0% per annum. As at December 31, 2002, this minority shareholder has contributed $13.0 million to the equity of Cesky Mobil and the Company#s share of this commitment, if exercised, is $4.6 million.

     As at December 31, 2002, our total indebtedness to TIW and its affiliates amounted to $90.4 million consisting of accounts payable of $2.3 million and demand notes at the corporate level of $88.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions. We intend to use available cash surplus at the corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses that are expected to be generated from transactions on MobiFon’s shares to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims, uncertainty may arise regarding the timing for repayment of these demand notes.

     MobiFon’s future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations and by drawings on its senior facility. Cesky Mobil’s capital requirements will include the expansion of its cellular network and the financing of its losses. These requirements are expected to be financed by drawings under its senior secured syndicated credit facility and by way of shareholders’ subscriptions. As at December 31, 2002, our operations had purchase commitments of approximately $14 million with network equipment and systems support providers.

     As of December 31, 2002, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period whichever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The leases payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $3.4 million has been incurred as at December 31, 2002.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a minority shareholder of MobiFon may require the Company or TIW, at TIW’s option, to make an offer to acquire the minority shareholder’s shares. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW’s option, shares of TIW. The share ownership sold on March 19, 2003 is the object of a similar arrangement.

     We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise.

     We regularly evaluate opportunities for the expansion of our operations or for further investments in wireless telecommunications projects, including increases in ownership in our current operations. The future capital requirements related to such investment activities, if any, will be incremental to the anticipated capital contributions to existing operations, and therefore additional corporate financing will be required to fund such development projects or to further support current operations. The ability to generate short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, and financial market conditions.

Exchange Rates

     We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

     Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, due to regulatory restrictions and market conditions, we may be unable to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from currency rate fluctuations.

     Until December 31, 2002, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as their measurement currency. In 2003, an assessment as to which currency is MobiFon’s functional currency will be made. MobiFon’s borrowings are in U.S. dollars and tariffs are adjusted to account for the effects of the devaluation of the Romanian lei versus the U.S. dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro takes prominence in Romania in the future. Consequently, depending on the result of our assessment and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

     At the corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. Cesky Mobil has hedged a portion of its variable rate debt, by entering into interest rate and cross currency swaps in which Cesky Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on €116.3 million and 3.0 billion Koruna of variable rate debt until November 2005.

     Additionally, these swaps have fixed the foreign currency rates on the Euro based debt from the Euro to Koruna. A swap was entered into on a further €71.7 million of borrowings which fixed the foreign currency rate on the interest payments from Euro to Koruna and changed the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November 2005. Cesky Mobil also entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million [$63.0 million] on May 11, 2002 and upon expiration, Cesky Mobil entered into a similar swap arrangement for a further 6 months. In January 2003, a further €40.0 million of Cesky Mobil’s Euro based borrowing exposure was hedged in this manner and Cesky Mobil purchased a currency call option to hedge currency risk on the principal of an additional €10.0 million of Euro based debt. For the remaining amounts, we have decided to accept for the time being the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate.

Inflation

     Inflation has not been a material factor affecting our business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

     In Romania and the Czech Republic, the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license, such as in the Czech Republic, we may not be able to mitigate the impact of inflation on our operations.

Regulatory Environment

     We operate in regulated industries and in the normal course of business, our operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to us.

     MobiFon and Cesky Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10.0 million. Starting in 2003, the new Romanian regulatory act will provide for other fees based on a percentage of revenue and other bases that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. The Company’s future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

Consolidated Financial Statements

ClearWave N.V.
December 31, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

To the Board of Management and Shareholders of
ClearWave N.V.

We have audited the accompanying consolidated balance sheets of ClearWave N.V. as of December 31, 2002 and 2001, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of ClearWave N.V.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClearWave N.V. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets and in 2001 the Company changed its method of accounting for derivative financial instruments.

Montréal, Canada	(signed)
February 25, 2003	Ernst & Young LLP
(except for note 4a as to which the
date is March 19, 2003)

CLEARWAVE N.V.

CONSOLIDATED BALANCE SHEETS

As at December 31,
[In thousands of U.S. dollars]

	2002	2001
	$	$

ASSETS [note 7]
Current assets
Cash and cash equivalents	46,383	54,982
Trade debtors, net of allowance for doubtful accounts of $7,503 and $8,510 as at December 31, 2002 and 2001 respectively	53,865	44,054
Inventories	10,248	9,601
Value added taxes recoverable	2,634	6,772
Prepaid expenses	21,115	21,409
Deferred income tax asset [note 10]	1,932	3,548
Other current assets	11,671	7,772

Total current assets	147,848	148,138

Property, plant and equipment [note 5]	1,021,841	876,855
Licenses [note 5]	94,593	97,667
Goodwill [note 5]	52,606	52,606
Deferred financing and other costs	18,989	16,850

Total assets	1,335,877	1,192,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable – trade	72,977	69,146
Accounts payable – TIW group [notes 1 and 13]	2,350	11,451
Income and value added taxes payable	5,459	1,465
Accrued liabilities	29,855	33,981
Deferred revenues	38,468	32,370
Due to parent and affiliated companies [notes 1 and 13]	88,085	90,144
Derivative financial instrument position [note 15]	—	2,788
Current portion of long-term debt [note 7]	—	41,251
Distribution payable to minority interests [note 4]	13,400	—

Total current liabilities	250,594	282,596

Long-term debt [note 7]	737,981	580,272
Derivative financial instrument position [note 15]	46,751	30,083
Deferred income tax liability [note 10]	5,211	3,548
Minority interest	146,588	161,575

Total liabilities	1,187,125	1,058,074

Shareholders’ Equity [note 1]
Share capital [note 8]	21,467	21,467
45,868,498 Class A Subordinate Voting Shares and 38,230,950 Class B Multiple Voting Shares
Share premium	163,865	163,865
Deficit	(32,221)	(45,508)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustment	5,038	979
Fair value of interest rate and cross currency swaps and interest rate options [note 15]	(9,397)	(6,761)

Total shareholders’ equity	148,752	134,042

	1,335,877	1,192,116

Commitments and contingencies [notes 4 and 14]
See accompanying notes

On behalf of the board of management:
	(Signed) ALEXANDER TOLSTOY	(Signed) JAMES J. JACKSON
	Managing Director	Managing Director

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,
[In thousands of U.S. dollars, except share and per share data]

	2002	2001	2000
	$	$	$

Revenues
Services	652,909	485,796	320,978
Equipment	41,545	30,512	20,626

	694,454	516,308	341,604
Costs
Cost of services	204,203	167,110	99,020
Cost of equipment	64,754	49,559	34,316
Selling, general and administrative expenses [notes 9 and 13]	175,862	158,032	167,407
Depreciation and amortization [note 9]	154,286	120,353	88,021

Operating income (loss)	95,349	21,254	(47,160)
Interest expense [note 9]	(71,786)	(66,703)	(36,543)
Interest and other income	1,921	3,951	6,020
Foreign exchange gain (loss)	2,109	2,939	(4,937)
Loss related to extinguishment of debt [note 3]	(10,100)	—	—

Income (loss) before income taxes and minority interest	17,493	(38,559)	(82,620)
Income taxes [note 10]	32,273	—	—

Loss before minority interest	(14,780)	(38,559)	(82,620)
Minority interest	28,067	45,894	63,518

Net income (loss)	13,287	7,335	(19,102)
Foreign currency translation adjustment [note 15]	4,059	4,066	(2,568)
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of minority interest of $757 [note 15]	—	(1,318)	—
Change in fair value of interest rate and cross currency swaps and interest rate options, net of tax of $922 in 2002 and of minority interest of $8,429 [2001 - $15,896] [note 15]	(2,636)	(5,443)	—

Comprehensive income (loss)	14,710	4,640	(21,670)

Weighted average number of shares [note 1]	84,099,448	84,099,448	84,099,448

Basic and diluted earnings (loss) per share [note 1]	0.16	0.09	(0.23)

See accompanying notes

CLEARWAVE N.V.

CONSOLIDATE STATEMENTS OF CASH FLOWS

For the years ended December 31,
[In thousands of U.S. dollars]

	2002	2001	2000
	$	$	$

OPERATING ACTIVITIES
Net income (loss)	13,287	7,335	(19,102)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	154,286	120,353	88,021
Amortization/write-off of deferred financing costs [note 3]	9,476	5,401	3,917
Accreted interest on long-term debt	1,984	2,394	2,070
Accreted interest on advances from parent company [note 13]	1,417	10,043	265
Minority interest	(28,067)	(45,894)	(63,518)
Unrealized foreign exchange gains	—	(3,643)	—
Deferred income taxes	4,201	—	—
Changes in operating assets and liabilities [note 11]	(3,806)	(41,831)	83,269

Cash provided by operating activities	152,778	54,158	94,922

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment [note 11]	(242,893)	(286,324)	(324,501)
Increase of ownership in subsidiaries [note 4]	—	(23,239)	(20,000)

Cash used in investing activities	(242,893)	(309,563)	(344,501)

FINANCING ACTIVITIES
Increase (decrease) in short-term loans	—	—	(5,791)
Invested capital and other cash contributions from the parent company	—	—	49,096
Advances from parent company	7,055	43,739	19,792
Reimbursement of advances from parent company	(19,805)	(8,133)	(2,160)
Issuance of subsidiaries’ shares to minority interest	29,930	65,779	121,340
Subsidiary distributions paid to minority interest [note 4]	(10,798)	—	—
Deferred financing costs	(8,646)	—	(11,165)
Proceeds from issue of long-term debt	333,557	114,106	176,385
Repayment of long-term debt	(250,498)	(25,705)	(7,002)

Cash provided by financing activities	80,795	189,786	340,495

Net effect of exchange rate translation on cash and cash equivalents	721	(628)	4,436

Net change in cash and cash equivalents	(8,599)	(66,247)	95,352

Cash and cash equivalents, beginning of period	54,982	121,229	25,877

Cash and cash equivalents, end of period	46,383	54,982	121,229

See accompanying notes

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31,
[In thousands of U.S. dollars]

				Accumulated
	Share			Other	Total
	Capital	Share		Comprehensive	Shareholders’
	[note 8]	Premium	Deficit	Income (Loss)	Equity
	$	$	$	$	$

Balance as at December 31, 1999	21,467	106,720	(33,741)	(519)	93,927
Comprehensive income (loss)	—	—	(19,102)	(2,568)	(21,670)
Cash contributions allocated as share premiums	—	57,145	—	—	57,145

Balance as at December 31, 2000	21,467	163,865	(52,843)	(3,087)	129,402
Comprehensive income (loss)	—	—	7,335	(2,695)	4,640

Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042
Comprehensive income (loss)	—	—	13,287	1,423	14,710

Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752

See accompanying notes

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of business

ClearWave N.V. [“the Company”], either directly or indirectly, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A.[“MobiFon”] and in the Czech Republic through its operating subsidiary, Cesky Mobil a.s. [“Cesky Mobil”] As at December 31, 2002, Telesystem International Wireless Inc. [“TIW”], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. [“TIWC”], had an 85.5% equity interest and a 94.8% voting interest in the Company. As at December 31, 2002 the Company owned 100% of the equity and voting rights of ClearWave Holdings B.V., which owned 62.4% of the equity and voting rights of MobiFon [see note 4] The Company also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V., which owned 95.5% of the equity and voting rights of Cesky Mobil.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to its Romanian network and to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by minority interest. See note 4. The Company intends to finance such future capital requirements from cash flows from operating activities and from Tranche II of its senior loan facility as it relates to MobiFon and from its syndicated senior credit facility and by equity contributions as it relates to Cesky Mobil.

As at December 31, 2002, the Company’s total indebtedness to TIW and its affiliates amounted to $90.4 million consisting of accounts payable of $2.3 million and demand notes at the corporate level of $88.1 million. The demand notes are convertible into shares of the Company at the option of TIW and its affiliates subject to certain conditions [see note 13]. The Company intends to use available cash surplus at the corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses that are expected to be generated from transactions on MobiFon’s shares described in note 4 to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims, uncertainty may arise regarding the timing for repayment of these demand notes.

The Company intends to finance future projects in the region, if any, from externally generated funds, such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company’s future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of presentation

     The Company was incorporated on September 17, 1999 under the laws of The Netherlands. On that date, the Company issued 50,000 shares of its common stock to TIWC, its parent company, for a consideration of €50,000. Pursuant to a Share Contribution Agreement dated October 21, 1999 with TIWC, the Company issued 100,000 shares of its common stock in exchange for TIWC’s 62.0% equity interest in MobiFon, advances made to a minority shareholder in MobiFon, and other costs incurred by TIWC in 1999 in connection with its projects in Central and Eastern Europe. On October 22, 1999, the Company acquired from TIWC all of the issued and outstanding shares of TIW Czech N.V., for consideration of one share of its common stock. This reorganization was accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Central and Eastern Europe.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

On February 13, 2001, a reorganization of the Company’s share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class “B” Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class “A” Subordinate Voting Shares and 37,930,948 Class “B” Multiple Voting Shares. In connection with TIW’s February 14, 2001 public offering of units, the Company became a registrant with the Securities Exchange Commission in the United States and with the Canadian securities commissions. The TIW Units terminated on June 30, 2002 (the “Unit Termination Date”). On the Unit Termination Date, the option to acquire 0.2 common share of TIW for no additional consideration by tendering one Unit back to TIW expired and detached from the one class A subordinate voting share of the Company contained in each Unit.

The continuity of the number of shares in these financial statements reflects the attribution of the capital structure adopted following the reorganizations in 1999 described above as though it had always existed. Under a contract of association, as long as MobiFon constitutes over 25% of the fair market value of the Company’s assets, all transfers and issuance of the Company’s treasury shares, except for the shares which were included in the above expired units, give a minority shareholder of MobiFon a right of first refusal to purchase a proportionate percentage of the Company’s interest in MobiFon at fair market value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States [“U.S. GAAP”] and the related rules and regulations adopted by the United States Securities and Exchange Commission. As described in Note 16, except for the presentation of the consolidated statements of comprehensive income (loss) and for the accounting of derivative financial instruments considered as cash flow hedges for accounting purpose, these accounting principles would not materially differ from those that would have been followed had the financial statements been prepared in accordance with Canadian GAAP.

The summary of significant accounting policies is as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s principal subsidiaries are ClearWave Holdings B.V., and its subsidiary MobiFon, and TIW Czech N.V., and its subsidiary Cesky Mobil. The effect of the decrease in the Company’s equity interest as a result of the shares issued by subsidiaries to minority interests is reported as dilution gains or losses in the Company’s consolidated statements of income (loss).

Cash equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Inventories

Inventories consist principally of handsets and accessories held for resale and are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Property, plant and equipment and licenses

Fixed assets and intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure Buildings Computer equipment and software Other equipment Licenses Leasehold improvements	10 years 20 years 3 to 5 years 3 to 5 years 15 to 20 years terms of the leases

The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a results, effective October 1, 2002, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2002 of approximately $3 million, including $1.6 million of asset write-downs.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and improvements are capitalized.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized. See Note 3.

Financing costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized.

Foreign currency translation

Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss). Results of operations from Cesky Mobil, which reports in Czech Koruna, are translated using the current rates at the transaction dates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting translation gains or losses are accumulated as a separate component of shareholders’ equity.

Romania has a highly inflationary economy and accordingly the financial statements of foreign entities in highly inflationary economies, in this case MobiFon, are re-measured, using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

Revenue recognition

Revenues from airtime and roaming, including those billed in advance are recognized when services are provided or when contracts expire in the case when services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured, at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue for the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber acquisition costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising costs

Advertising costs are expensed as incurred.

Earnings per share

Basic earnings (loss) per share is calculated using the weighted average number of shares of common stock outstanding during the year.

Derivative financial instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company’s derivatives that are designated as hedges at December 31, 2002 and 2001 are designated as cash flow hedges.

3.	CHANGE IN ACCOUNTING POLICIES

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income (loss) and adjusted net income (loss) excluding amortization of goodwill:

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	2002	2001	2000
	$	$	$

Reported net income (loss)	13,287	7,335	(19,102)
Amortization of goodwill	—	2,607	811

Adjusted net income (loss)	13,287	9,942	(18,291)
Adjusted basic and diluted earnings (loss) per share	0.16	0.12	(0.22)

The Company has decided to early adopt SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB 30. In connection with the early extinguishment of the syndicated senior credit facilities (see note 7), unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million have been presented separately in the consolidated statement of income and comprehensive income (loss) as expenses related to the extinguishment of debt due to their unusual nature. The Company has determined that this loss does not qualify as an extraordinary item.

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. Under the new rules all derivative financial instruments are presented at their fair value, including those identified as hedges for accounting purposes. The change in the fair value of such derivatives is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The implementation of these new rules has no impact on the determination of net income.

4.	INVESTMENTS AND DIVESTITURES

a) MobiFon

In June 2000, the Company acquired 4.23% of MobiFon’s outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid cash and $6.1 million through a forgiveness of debt, which was financed by a $15.1 million demand loan and $8.0 million of equity contributions from TIWC. The remaining $9.1 million was paid through an issue of shares by TIW. The issuance of shares by TIW on behalf of the Company resulted in a corresponding demand loan from TIW. Subsequently in 2001, the Company sold 25% of the acquisition for proceeds equal on a pro-rata basis to the consideration paid by the Company. The acquisition, net of shares subsequently sold, was accounted for using the purchase method. As a result of the acquisition, $19.5 million of goodwill has been recorded and the Company’s equity interest increased from 54.7% to 58.9%.

On February 15, 2001, pursuant to an agreement signed in December 2000, the Company acquired 5.7% of MobiFon’s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt. The issuance of units by TIW on behalf of the Company resulted in a corresponding demand loan from TIWC. These transactions, which increased the Company’s equity interest to 63.5%, were accounted for using the purchase method and goodwill amounting to $31 million was recorded.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

During 2002, MobiFon declared and paid dividends to its shareholders totaling $27.5 million of which the minority interests’ share was $10.1 million. On October 30, 2002, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company’s share is $24.6 million. In the event not all MobiFon shareholders exercised their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to the Company. A further distribution of $8.8 million was paid to the Company on December 19, 2002. The effect of these distributions was to decrease the Company’s equity interest in MobiFon from 63.5% to 62.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase. The Company has also retained its right to buy-back the shares sold to MobiFon if the other shareholders elect not to participate pro-rata in the share repurchase. Accordingly, the Company’s ownership of MobiFon may vary between 62.4% and 63.5%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the shares repurchase, pending expiration of the tender period, distributions made through shares repurchase have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to minority interests is presented within current liabilities.

On December 18, 2002 the Company reached an agreement for the sale of 11.1 million shares of MobiFon, owned by the Company representing 5.7% of the then issued and outstanding share capital of MobiFon, for a total consideration o $42.5 million. The transaction closed on March 19, 2003 and consequently, the Company will record a gain on disposal of such shares in the first quarter of 2003. As a result of the above transactions, the Company’s ownership in MobiFon will be reduced from the pre share repurchase level of 63.5% down to between 56.6% and 57.7% depending the outcome of the share repurchase.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.9% interest in MobiFon, may require the Company or TIW, at TIW’s option, to make an offer to acquire the minority shareholder’s shares. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW’s option, shares of TIW. The share ownership sold on March 19, 2003 is the object of a similar arrangement.

b) Cesky Mobil

In January 2000, TIW Czech N.V., exercised its right to acquire an additional 34.5% interest in Cesky Mobil for $3.0 million pursuant to call option agreements with a minority shareholder of Cesky Mobil a.s. As a result of this transaction, TIW Czech N.V.’s equity interest in Cesky Mobil increased from 51.0% to 85.5%. This acquisition was accounted for using the purchase method, and the excess of the purchase price over the fair value of the identifiable net assets acquired resulted in the creation of goodwill in an amount of $5.6 million.

Following the capital calls of Cesky Mobil, in 2000, 2001 and 2002 in which the shareholders other than the Company’s subsidiary did not participate, the equity interest of the Company’s subsidiary in Cesky Mobil, increased from 85.5% to 94.1% and 95.5% at December 31, 2000 and 2001, respectively and further increased to 96.3% on January 20, 2003 as a result of the registration of the shares pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

As part of the creation of Cesky Mobil, a minority shareholder was given a put option and, as a result, TIW Czech N.V. may be required to purchase the Cesky Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Cesky Mobil and this amount is included with minority interest on the balance sheet. The Company’s share of this commitment, if exercised, is $4.6 million as at December 31, 2002.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

On December 11, 2002, the Supervisory Board of TIW Czech N.V. approved a stock option and stock appreciation rights plan for employees of Cesky Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan will allow, subject to an Initial Public Offering or a change of control of TIW Czech N.V. or of Cesky Mobil (the “Events”), holders to acquire in aggregate approximately 0.8 % of the shares of TIW Czech N.V. or the cash equivalent thereof at a price which is not lower than the fair value as of December 31, 2002. The Company will record an expense, if any, in the period in which the Events become probable.

5.	PROPERTY, PLANT AND EQUIPMENT AND LICENSES

		Accumulated
		depreciation and	Net
	Cost	amortization	book value
	$	$	$

As at December 31, 2002
Property, plant and equipment
Network equipment and infrastructure	1,153,466	298,721	854,745
Buildings and leasehold improvements	34,267	8,716	25,551
Computer equipment and software	193,596	105,844	87,752
Other equipment	26,349	15,376	10,973
Construction in progress	42,820	—	42,820

	1,450,498	428,657	1,021,841

Licenses	140,581	45,988	94,593

As at December 31, 2001
Property, plant and equipment
Network equipment and infrastructure	846,475	183,663	662,812
Buildings and leasehold improvements	29,767	6,573	23,194
Computer equipment and software	149,179	67,405	81,774
Other equipment	23,277	11,208	12,069
Construction in progress	97,006	—	97,006

	1,145,704	268,849	876,855

Licenses	134,800	37,133	97,667

Included in buildings and leasehold improvements are assets with a net carrying value of $ 11.2 million [2001 - $12.2] that are financed through an obligation under a capital lease.

6.	SHORT-TERM LOANS

As at December 31, 2002, MobiFon and Cesky Mobil have available uncommitted operating credit facilities totaling $20 million and €10.0 million [$10.5 million] ($6.2 million at December 31, 2001), respectively, none of which were drawn as at December 31, 2002 and December 31, 2001. The €10.0 million facilities consist of a €7.0 million and a €3.0 million facility. The €7.0 million facility bears interest, when drawn as a term loan, at a rate of EURIBOR, PRIBOR OR LIBOR plus 0.6% per annum for Euro, Koruna and U.S. dollar drawings, respectively and the €3.0 million facility bears interest at a rate of EURIBOR or PRIBOR, plus 0.7% to 0.8% per annum for Euro and Koruna drawings respectively. The $20 million facilities consist of a $9.0 million overdraft facility and $1.0 million for

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

issuance of letters of guarantee to third parties and a second $10 million facility. The $9.0 million overdraft facility can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

7.	LONG-TERM DEBT

	2002	2001
	$	$

MobiFon
Syndicated senior credit facilities
Original facility	—	158,825
Expansion facility	—	71,963
2002 facility	255,000	—

	255,000	230,788
Subordinated loan, including accrued interest of $7,726 as at December 31, 2001	—	17,726
Sale and lease back financing, option expected to be exercised in July 2004	12,700	12,700

	267,700	261,214
Cesky Mobil
Syndicated senior credit facility
Tranche “A” [€ 236.8 million and Koruna 3.3 billion - 2002, € 179.4 million and Koruna 2.5 billion - 2001]	358,191	229,902
Tranche “B” [€26.6 million and Koruna 1.7 billion - 2002 and 2001]	84,910	71,902

	443,101	301,804
Financing under supply contracts to be refinanced by the syndicated senior credit facility [€ 25.6 million - 2002, € 65.8 million - 2001]	27,180	58,505

	470,281	360,309

	737,981	621,523
Less current portion	—	41,251

	737,981	580,272

MobiFon

On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loan. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility also contains customary negative covenants and mandatory prepayment provisions, which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon. A commitment fee of 1% per annum is applicable to the unused Tranche II facility ($45 million at December 31, 2002) up to December 31, 2003 when the unused facility will expire under the credit agreement.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%. The risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions.

Cesky Mobil

The amounts due under supply contracts with two telecommunication network equipment suppliers have been classified as long term debt as they will be financed by the senior credit facility. These amounts are not subject to interest.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to € 269.1 million and Koruna 3.8 billion, [totaling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to € 26.6 million and Koruna 1.7 billion, [totaling $ 84.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche.

The facility is collateralized by a pledge of TIW Czech N.V.’s shares in Cesky Mobil and of substantially all of the assets of Cesky Mobil. As a result, the majority of the net assets of Cesky Mobil are restricted from distribution to the Company, unless waivers are obtained. Drawings under this credit facility are subject to certain financial tests and ratios.

Cesky Mobil entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on €71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows. €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the overall interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001].

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

To further manage its Euro based borrowing exposure, Cesky Mobil a.s. entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million ($63.0 million) on May 11, 2002. Upon expiration, the Company entered into a similar swap arrangement for a further 6 months. In January 2003, a further €40.0 of Cesky Mobil’s Euro based borrowing exposure was hedged in this manner and the Company purchased a currency call option to hedge currency risk on the principal of an additional €10.0 million of Euro based debt. The risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2002 during the next five years are as follows:

$
2003	—
2004	52,169
2005	93,770
2006	124,429
2007	167,625

8.	SHARE CAPITAL

Authorized

200,000,000 Class “A” Subordinate Voting Shares with a nominal value of €0.10. Each share carries the right to cast one vote.

200,000,000 Class “B” Multiple Voting Shares with a nominal value of €0.50. Each share carries the right to cast five votes, convertible, at the holder’s option, into one Class “A” Subordinate Voting Share and four Class “C” shares. Class “C” Shares with a nominal value of €0.10 and carrying one vote per share are to be authorized and issued upon conversion of the Class “B” Multiple Voting Shares and are redeemable and cancelable for no consideration.

Issued

	Class “A”		Class “B”
	Subordinate		Multiple
	Voting Shares		Voting Shares		Total

	Number	$	Number	$	Number	$

Balance as at December 31, 2002 and 2001	45,868,498	4,154	38,230,950	17,313	84,099,448	21,467

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

9.	SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	2002	2001	2000
	$	$	$

Depreciation and amortization
Property, plant and equipment	146,111	109,825	79,318
Licenses	8,175	7,921	7,892
Goodwill	—	2,607	811

	154,286	120,353	88,021

Interest expenses
Interest on long-term financing	52,800	51,246	31,779
Interest on short-term financing	14,644	10,426	847
Amortization of deferred financing costs	4,342	5,031	3,917

	71,786	66,703	36,543

Other information
Bad debt expense	7,368	10,495	10,267
Advertising costs	29,390	25,017	28,873

License amortization for the next five years is expected to be approximately $8 million per year.

10.	INCOME TAXES

Income tax expense in 2002 of $32.3 million, originated entirely in MobiFon, is comprised of $28.1 million of current income tax and $4.2 million of deferred income tax. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which relate to MobiFon, which is in a highly inflationary economy. Significant components of the Company’s deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

	2002	2001
	$	$

Deferred tax assets
Loss carryforwards	53,460	53,945
Carrying value of liabilities in excess of their tax value	4,428	9,063
Tax value of assets in excess of their carrying value	45,920	19,196

Total deferred tax assets before valuation allowance	103,808	82,204
Valuation allowance for deferred tax assets	(99,380)	(71,418)

Deferred tax assets	4,428	10,786
Deferred tax liabilities
Carrying value of assets in excess of their tax value	(7,707)	(10,786)

Net deferred tax assets (liabilities)	(3,279)	—

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

As at December 31, 2002, Cesky Mobil had net operating loss carryforwards that are available to reduce taxable income in future years, as follows:

Losses expiring in:	$

2006	6,400
2007	90,700
2008	65,200
2009	10,100

172,400

     The deferred tax assets relating to Cesky Mobil have been fully offset by a valuation allowance due to the limited operating history of Cesky Mobil. The components of consolidated net income (loss) before income taxes and minority interest were as follows:

	2002	2001	2000
	$	$	$

Corporate	(18,242)	(18,362)	(11,708)
Romania	109,428	75,027	25,654
Czech Republic	(73,693)	(95,224)	(96,566)

	17,493	(38,559)	(82,620)

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2002	2001	2000
	$	$	$

Tax at statutory rate of 35%	(6,123)	13,496	28,917
Differences in effective rate attributable to income taxes of other countries	7,995	3,694	(1,306)
Differences related to assets and liabilities re-measured from local currency into the functional currency and other permanent differences	(13,173)	(5,743)	(10,951)
Valuation allowance	(20,972)	(11,447)	(16,660)

Income tax (expense)	(32,273)	—	—

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

11.	SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENT OF CASH FLOWS

	2002	2001	2000
	$	$	$

Changes in operating assets and liabilities
Trade debtors	(9,811)	(11,236)	(11,682)
Inventories	(647)	(1,940)	(2,131)
Prepaid expenses and other current assets	2,029	2,879	(16,385)
Accounts payable – trade (including taxes)	5,266	(48,225)	82,668
Accounts payable – TIW Group	173	1,080	3,088
Accrued liabilities	(6,914)	(1,600)	17,828
Deferred revenues	6,098	17,211	9,883

	(3,806)	(41,831)	83,269

Other cash flow information
Interest paid	65,132	52,345	30,857
Income tax paid	24,431	—	—
Significant non cash investing activities:
Partial settlement on the acquisition of 5.67% in 2001 [2000 - 4.23%] of MobiFon’s outstanding shares [see note 4]	—	17,297	15,221
Unpaid acquisitions of property, plant and equipment financed under supply contracts	27,180	58,505	106,472

12.	SEGMENTED INFORMATION

As at December 31, 2002, the Company has two reportable segments: cellular operations in Romania and in the Czech Republic. The Company’s reportable segments are strategic business units that operate in different countries. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, including the impact of consolidation adjustments on the segments. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments is summarized as follows:

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

			Unallocated
		Czech	Corporate
	Romania	Republic	Expenses	Total
	$	$	$	$

Year ended December 31, 2002
Revenues
Services	425,567	227,342	—	652,909
Equipment	21,214	20,331	—	41,545

	446,781	247,673	—	694,454
Cost of services	81,462	122,741	—	204,203
Cost of equipment	39,160	25,594	—	64,754
Selling, general and administrative expenses	94,613	79,143	2,106	175,862
Depreciation and amortization	86,919	67,367	—	154,286

Operating income (loss)	144,627	(47,172)	(2,106)	95,349

Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $27,180 financed under supply contracts)	100,336	106,560	—	206,896
Property, plant and equipment, licenses and goodwill as at December 31, 2002	555,742	613,298	—	1,169,040
Total assets as at December 31, 2002	670,326	664,264	1,287	1,335,877

Operating income (loss) before depreciation and amortization	231,546	20,195	(2,106)	249,635

Year ended December 31, 2001
Revenues
Services	359,868	125,928	—	485,796
Equipment	12,475	18,037	—	30,512

	372,343	143,965	—	516,308
Cost of services	69,835	97,275	—	167,110
Cost of equipment	27,236	22,323	—	49,559
Selling, general and administrative expenses	88,836	65,921	3,275	158,032
Depreciation and amortization	77,791	42,562	—	120,353

Operating income (loss)	108,645	(84,116)	(3,275)	21,254

Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $58,505 financed under supply contracts)	125,262	109,211	—	234,473
Property, plant and equipment, licenses and goodwill as at December 31, 2001	543,524	483,604	—	1,027,128
Total assets as at December 31, 2001	648,946	542,159	1,011	1,192,116

Operating income (loss) before depreciation and amortization	186,436	(41,554)	(3,275)	141,607

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

			Unallocated
		Czech	Corporate
	Romania	Republic	Expenses	Total
	$	$	$	$

Year ended December 31, 2000
Revenues
Services	299,470	21,508	—	320,978
Equipment	8,097	12,529	—	20,626

	307,567	34,037	—	341,604
Cost of services	62,366	36,654	—	99,020
Cost of equipment	18,347	15,969	—	34,316
Selling, general and administrative expenses	96,735	63,418	7,254	167,407
Depreciation and amortization	65,965	22,056	—	88,021

Operating income (loss)	64,154	(104,060)	(7,254)	(47,160)

Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $113,971 financed under supply contracts and capital leases)	92,510	345,962	—	438,472

Operating income (loss) before depreciation and amortization	130,118	(82,004)	(7,253)	40,861

13.	RELATED PARTY TRANSACTIONS

The consolidated financial statements include fees and costs charged to the Company for technical service provided by companies within the TIW group of related companies [the “TIW Group”]. These fees and costs represented principally compensation of the TIW Group’s employees involved directly in the Company’s operations in areas such as engineering, information technology, marketing, human resource, finance and administration and other costs incurred by the TIW Group on behalf of the operational subsidiaries. These fees and costs included with selling, general and administrative expenses amount to $3.7 million, $10.5 million and $22.5 million in 2002, 2001 and 2000 respectively.

Advances from parent company bear interest at 14% annually and are repayable on demand. TIW has the option to convert the advances into Class A subordinated voting shares of the Company subject to corporate and regulatory approvals and based on terms to be established at the date of conversion. In 2002, interest expense of $14.4 million [$10.0 million and $0.3 million in 2001 and 2000, respectively] was charged on advances from the parent company. These interest expenses have been accreted to the amount of the related advances except for $12.9 million, which was paid in 2002.

A significant shareholder of TIW Czech N.V. and of TIW Inc. has committed 12.1% of Cesky Mobil’s syndicated senior credit facility which has been described in note 7.

14.	OTHER COMMITMENTS AND CONTINGENCIES

Commitments under long-term operating leases and supply contracts

The future minimum lease payments under operating leases, relating primarily to properties and sites, over the next five years, are as follows:

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

$
2003	16,600
2004	14,000
2005	13,000
2006	12,600
2007	12,000

Total	68,200

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.9 million and $2.6 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $13.7 million, $11.7 and $12.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In addition, according to the lease agreements with certain lessors, MobiFon is committed to issue a bank guarantees in the aggregate value of $1.8 million in 2003, to cover the lessors against any proven claims for the Company’s non-performance of its contractual obligations during the building construction period and lease term.

The Company’s operating subsidiaries have purchase commitments of approximately $14 million with network equipment and systems support providers.

As of December 31, 2002, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period which ever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon and it agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $3.4 million has been incurred as at December 31, 2002.

License agreements

The Company’s operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10 million. Starting in 2003 the new Romanian regulatory act will provide for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require the Company’s operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory claims and litigations

In the normal course of business, the Company’s operational subsidiaries actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings will not be materially adverse to the Company.

15.	FINANCIAL INSTRUMENTS

Fair value

The carrying amounts of cash and cash equivalents, trade debtors, accounts payable and accrued liabilities, taxes recoverable and payable approximate their fair values due to the short-term maturity of these instruments. The fair value of the amount due to parent and affiliated companies is not determinable because it can’t be determined when it will be reimbursed or converted.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

The fair value of the portion of the MobiFon’s secured senior credit facility for which the interest rate has been fixed approximates $94.8 million. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transaction in Romania. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Derivative financial instruments

MobiFon entered into swap agreements during 1997, 1998 and 2000 which matured in April 2002. The associated net loss of $1.8 million recorded in Accumulated Other Comprehensive Income (“AOCI”) within shareholders’ equity as of December 31, 2001 has been entirely recognized in income in 2002 as interest expense. As further described in Note 7, during October 2002, MobiFon entered into swap agreements to fix the LIBOR portion of the interest on $130 million of variable interest rate debt through October 14, 2008. As of December 31, 2002, total unrealized losses, net of tax and minority interest, of approximately $1.7 million related to these swap agreements was recorded in AOCI since the Company’s assessment of the hedging relationship revealed no ineffectiveness.

Additionally, as further described in Note 7, Cesky Mobil has hedged a portion of its variable-rate debt, by entering into interest rate and currency swap arrangements in which Cesky Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on €116.3 million and 3.0 billion Koruna of variable rate debt until November 2005. Additionally, the swaps relating to €188.0 million of Euro-based debt have fixed the foreign currency rates on the interest payments and on €116.3 million of principal from the Euro to Koruna and have been designated as cash flow hedges of the underlying variable-rate foreign currency interest and principal payments. $1.9 million [2001 — $9.5 million] of the unrealized loss associated with the swaps was reflected in income against the change in carrying value of the related hedged foreign currency debt; since the Company’s assessment of the hedging relationship revealed no ineffectiveness, the remaining unrealized loss, net of tax and minority interest, was recorded in AOCI.

As described in Note 7, to further manage its Euro based borrowing exposure, Cesky Mobil entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million ($63.0 million) on May 11, 2002. Upon expiration, the Company entered into a similar swap arrangement for a further 6 months. The change in fair value of this instrument, amounting to $1.5 million, is included in current assets and this unrealized gain has been reflected in income against the change in carrying value of the related debt of €60.0 million.

For the years ended December 31, 2002 and 2001, respectively, the change in the fair value of the Company’s interest rate swap and foreign currency cash flow hedges totaled $13.9 million and $30.8 million, of which $1.9 million and $9.5 million was reflected in income against the change in carrying value of the related hedged foreign currency debt; the effect on Other Comprehensive Income, after accounting for minority interest share of these changes, in 2002 and 2001 was $2.6 million and $6.8 million, including, for 2001, a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001. The unrealized losses are included in long term liabilities with the exception of $2.8 million included in current liabilities at December 31, 2001, which related to interest rate swaps which expired in April 2002.

A rollforward of Accumulated Other Comprehensive Income related to these hedges is provided below:

	MobiFon	Cesky Mobil	Total

Balance as of December 31, 2000	—	—	—
Cumulative effect of adopting Statement 133	1,318	—	1,318
Net change in derivative fair value during the year	453	4,990	5,443

Balance as of December 31, 2001	1,771	4,990	6,761

Expiration of hedge in April 2002	(1,771)		(1,771)
Net change in derivative fair value during the year	1,726	2,681	4,407

Balance as of December 31, 2002	1,726	7,671	9,397

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Credit risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. Generally, the Company does not require collateral or other security to support its receivables at MobiFon but will require deposits at Cesky Mobil.

Cash and cash equivalents are deposited with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of only dealing with large, creditworthy financial institutions.

Currency risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei. As at December 31, 2002, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $13.3 million [$7.8 million as at December 31, 2001].

The movement in the foreign currency translation adjustment of $4.1 million, net of minority interest of $15.8 million, reported as a comprehensive income for the year ended December 31, 2002, is explained by the appreciation of the Czech Koruna during 2002. The exchange rate was 35.587 Czech Koruna for one US Dollar and 30.12 Czech Koruna for one US Dollar as at December 31, 2001 and December 31, 2002, respectively.

16.	CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders’ equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders’ equity would be increased by $9.4 million and $6.8 million, minority interest would be increased by $25.1 million and $16.6 million, current liabilities would be reduced by NIL and $2.8 million, deferred income tax assets would be reduced by $0.9 million and NIL and long term liabilities would be reduced by $35.4 million and $20.6 million as at December 31, 2002 and December 31, 2001, respectively, under Canadian GAAP.

17.	COMPARATIVES FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2002.